Contact

www.linkedin.com/in/josh-collins-436266122 (LinkedIn)

Top Skills

Strategic Planning

Leadership

Process Improvement

Josh Collins

Partner at Collins Willmott & Co.

Portland, Oregon, United States

Experience

Axial1 Performance Science

Board Member

October 2021 - Present (4 years 3 months)

Chicago, Illinois, United States

Collins Willmott & Co.

Partner and Co-founder

June 2020 - Present (5 years 7 months)

Blount International, Inc.

Chief Executive Officer

October 2009 - June 2020 (10 years 9 months)

Portland, Oregon Area

Blount designs, manufactures, and markets replacement parts and equipment for consumers and professionals in select global end markets, including forestry, lawn, and garden; farm, ranch, and agriculture; and concrete cutting and finishing.

Our Vision is to be the supplier of choice for professional quality parts and equipment that help our customers get their job done right.

Collins Willmott & Co.

Partner and Co-founder

January 2008 - September 2009 (1 year 9 months)

Greater New York City Area

Private Equity

Lehman Brothers

Managing Director

August 1996 - January 2008 (11 years 6 months)

Greater New York City Area

Lehman Brothers Merchant Banking -- private equity group within Lehman. Started as associate in 1996 out of business school. Left Lehman in January 2008 to co-found Collins Willmott & Co.

United States Marine Corps
Infantry Officer
May 1987 - September 1994 (7 years 5 months)

Education

Harvard Business School
Master of Business Administration - MBA · (1994 - 1996)

University of Pennsylvania
Bachelor's degree, English Language and Literature, General · (1984 - 1987)